SGOCO Group, Ltd. Discusses Results of Independent Investigation and

Commitment to Improving Internal Controls

BEIJING, CHINA, September 11, 2012 – SGOCO Group, Ltd. (Nasdaq: SGOC), (“SGOCO” or the “Company”), a company focused on product design and brand development in the Chinese flat panel display market, including LCD/LED monitors, TVs, and application specific products, today made the following disclosure.

SGOCO is listed on The Nasdaq Capital Market. It traded there until Nasdaq halted trading on May 16, 2012 and requested information from SGOCO.

In early January of 2012, SGOCO’s former auditor, Grant Thornton China, a member of Grant Thornton International (“Grant Thornton”), received an anonymous, whistleblower letter regarding SGOCO. It contained many allegations, including alleged contradictory securities filing with regulators and double-booking of sales.

Initially, SGOCO’s management investigated these allegations. Subsequently, the investigation included work by Grant Thornton and a third-party investigative company. Finally, the investigation was placed in the control of SGOCO’S Audit Committee, which retained Greenberg Traurig, LLP to assist.

One allegation was that SGOCO made filings with securities regulators in China that contained materially different information than what SGOCO filed in the United States with the Securities and Exchange Commission. The independent investigation demonstrated that allegation was false.

Another allegation was that double-booking of sales occurred. The implication was that double-booking of sales occurred frequently during 2009, 2010 and 2011. The independent investigation demonstrated that allegation was completely false for 2009 and 2010.

In addition, there was no double-booking of sales in 2011, except for one such error.

That error was not material regarding earnings, because there was a corresponding double-entry of about the same amount in costs. Consequently, earnings were not materially impacted. This error had been corrected by management of SGOCO immediately upon detection.

In June of 2012, while the Audit Committee was continuing its investigation, SGOCO retained Crowe Horwath (HK) CPA Limited (“Crowe Horwath”) as its auditor. Its prior auditor, Grant Thornton, resigned on May 14, 2012. There were no disagreements between Grant Thornton and SGOCO on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

On August 30, 2012, Crowe Horwath provided its audit report on SGOCO’s financial statements for the year ended December 31, 2011. SGOCO then filed its Annual Report on August 30, 2012.

SGOCO’s management has identified that several internal controls over financial reporting were not effective as of December 31, 2011. But, that does not prevent an audit from being conducted. It also does not prevent an audit report from being issued to SGOCO that is part of an Annual Report that complies with Listing Rule 5250(c)(1).

Nasdaq has determined that SGOCO is in compliance with Listing Rule 5250(c)(1). On September 5, 2012, Nasdaq delivered a letter to SGOCO confirming that. Rule 5250(c)(1) requires compliance with the Securities and Exchange Commission’s rule regarding filing annual reports.

SGOCO is committed to improving those internal controls over financial reporting. It has retained a firm that specializes in improving internal controls regarding financial matters. This internal control specialist will work with SGOCO’s management, the Audit Committee and outside legal counsel to coordinate efforts to improve the effectiveness of the internal controls over financial reporting.

SGOCO also plans to increase the overall ability of its financial personnel regarding internal controls over financial reporting. This will involve several steps, including additional education for some executives, hiring some new executives and, when needed, replacing a few executives.

At this time, trading in SGOCO’s stock has not resumed. However, SGOCO’s management is optimistic that trading will start again soon.

About SGOCO Group, Ltd.

SGOCO Group, Ltd. is focused on designing great products and promoting its own brands in the Chinese flat panel display market. Our main products are LCD/LED monitors, TVs, and other application specific products. Our target markets are China’s Tier 3 and Tier 4 cities where we compete by providing high quality products at competitive prices.

For more information about SGOCO, please visit our investor relations website http://www.sgocogroup.com. Product information can be found at http://www.sgoco.com.

Safe Harbor and Informational Statement

This press release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical fact, including, without limitation, those with respect to the objectives, plans and strategies of the Company set forth herein and those preceded by or that include the words “believe,” “expect,” “anticipate,” “future,” “intend,” “plan,” “estimate” or similar expressions, are “forward-looking statements”.

Forward-looking statements in this press release include, without limitation, the effectiveness of the Company’s multiple-brand, multiple-channel strategy and the reasonableness of the increases in notes payable, advances to suppliers and restricted cash. Although the Company’s management believes that such forward-looking statements are reasonable, it cannot guarantee that such expectations are, or will be, correct.

These forward-looking statements involve a number of risks and uncertainties, which could cause the Company’s future results to differ materially from those anticipated. These forward-looking statements can change as a result of many possible events or factors not all of which are known to the Company.

These events may include, without limitation:

1.	requirements or changes adversely affecting the LCD and LED market in China;

2.	fluctuations in customer demand for LCD and LED products generally;

3.	our success in promoting our brand of LCD and LED products in China and elsewhere;

4.	our success in expanding our “SGOCO Image” model;

5.	our ability to maintain effective internal control over financial reporting;

6.	our success in manufacturing and distributing products under brands licensed from others;

7.	management of rapid growth;

8.	changes in government policy including policy regarding subsidies for purchase of consumer electronic products and local production of consumer goods in China;

9.	the fluctuations in sales of LCD and LED products in China;

10.	China’s overall economic conditions and local market economic conditions;

11.	our ability to expand through strategic acquisitions and establishment of new locations;

12.	changing principles of generally accepted accounting principles;

13.	compliance with government regulations;

14.	legislation or regulatory environments; and

15.	geopolitical events and other events and factors described in the “Key Information – Risk Factors” section in the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on August 30, 2012.

The Company assumes no obligation to update any of the information contained or referenced in this press release.

For investor and media inquiries, please contact:

SGOCO Group, Ltd. (China)	ICR, LLC
Bill Krolicki, VP of Finance	William Zima
Tel: +86-10-8587-0170 ext. 826	Phone: +86-10-6583-7511
Email: ir@sgoco.com
SGOCO Group Investor Relations Department
US: +1-646-328-2533